October 25, 2022

Via EDGAR

Peter McPhun

Jennifer Monick

Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Re: Century Casinos, Inc. (File No. 000-22900)

Form 10-K for the year ended December 31, 2021 filed March 8, 2022

Form 10-Q for the quarterly period ended June 30, 2022 filed August 5, 2022

Dear Mr. McPhun and Ms. Monick:

On behalf of Century Casinos, Inc. (the “Company”), the following response is provided to the comment submitted to the Company by the staff of the Securities and Exchange Commission (the “Staff”) in a letter dated October 18, 2022 (the “Letter”) relating to the Company’s Form 10-K for the year ended December 31, 2021 and Form 10-Q for the quarterly period ended June 30, 2022. The comment made in the Letter is restated below in italics for convenient reference.

Form 10-Q for the quarterly period ended June 30, 2022

Notes to Condensed Consolidated Financial Statements (Unaudited)

1. Description of Business and Basis of Presentation, page 8

1.

We note your acquisition of 50% of the membership interests in Smooth Bourbon, LLC on April 1, 2022 for approximately $95.0 million. Please tell us how you considered the requirements to provide financial statements in accordance with Rule 3-14 of Regulation S-X and pro forma financial information in accordance with Article 11 of Regulation S-X. Within your response, please clarify for us if there was a rental history prior to the acquisition, including but not limited to a lease between related parties.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that we conducted an analysis responsive to Rule 3-14 of Regulation S-X regarding the requirements to provide financial statements and pro forma financial information for Smooth Bourbon, LLC. The Company evaluated if Smooth Bourbon, LLC met the Securities and Exchange Commission (“SEC”) definition of a business in Rule 11-01(d) of Regulation S-X by evaluating whether there was sufficient continuity of the acquired entity’s operations prior to and after the transactions so that disclosure of prior financial information was material to the understanding of future operations.

The Company determined that there was not sufficient continuity of Smooth Bourbon, LLC’s operations prior to and after the acquisition and that Smooth Bourbon, LLC did not meet the definition of a business under Rule 11-01(d). The reasons are stated below:

•	The existing leases between Smooth Bourbon, LLC and Nugget Sparks, LLC were not true leases. The leases were a cost recovery arrangement between common owner-occupied properties.
•

The arrangement was modified when the Company, a third party, purchased a 50% membership interest in Smooth Bourbon, LLC (the “Acquisition”). On the date of the Acquisition, the existing leases were terminated, and a new lease was entered into with the same tenant to reflect a true leasing arrangement.

•

The revenue generated from the original arrangement is not continuing. The arrangement was terminated as of April 1, 2022. A new lease was created with lease terms that reflect a true third-party leasing arrangement as of April 1, 2022. In addition, the new leasing arrangement materially changed the revenue for Smooth Bourbon, LLC from $1.1 million to $15.0 million annually, a difference of 1409%.

•

Prior to April 1, 2022, Smooth Bourbon, LLC’s assets did not include the land and building from the arrangement with Nugget Sparks, LLC. Property and equipment, net consisted of tools and equipment valued at $1.9 million. Land and building assets that were previously held on the balance sheet of Nugget Sparks, LLC were transferred to Smooth Bourbon, LLC on April 1, 2022 and then leased back to Nugget Sparks, LLC through the new lease agreement. The Company notes that Nugget Sparks, LLC did not have any subsidiary companies and did not have an intercompany sub-lease.

The Company also determined that the pre-acquisition financial information for Smooth Bourbon, LLC would not be material to an understanding of Smooth Bourbon, LLC’s operations after the Acquisition. The reasons are stated below:

•	The termination of the arrangement that was in effect prior to the Acquisition.
•	Smooth Bourbon, LLC entered into a new lease immediately after the Acquisition that is not a continuation of the prior leases.
•	The original leases were negotiated as a cost recovery arrangement between common owner-occupied properties, while the new lease was negotiated as a third-party lease.
•

With the original leases, expenses were paid by Smooth Bourbon, LLC and recorded as expenses. Smooth Bourbon, LLC would then charge Nugget Sparks, LLC for the expenses and record that charge as revenue. With the new lease, these expenses are paid directly by Nugget Sparks, LLC.

Based on this analysis, the Company concluded that Smooth Bourbon, LLC is not a business for the purpose of Rule 3-14 or Article 11 of Regulation S-X and historical and pro forma financial statements are not required.

If you require any additional information or have any questions, please contact the undersigned or Brianna Kadera, Director of Financial Reporting, at (719) 527-8300.

Sincerely,

/s/ Margaret Stapleton

Margaret Stapleton

Chief Financial Officer